H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

06012606

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Date 4 April 2006

Our ref TZOL
Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 190-209, released from 22 December 2005–30 March, 2006 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

4/17

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 205 SECTION

Release No 190

22 December 2005

Financial calendar 2006

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

15 March 2006
Annual report 2005

24 April 2006
Annual General Meeting

9 May 2006
Interim report for the first quarter of 2006

16 August 2006
Interim report for the second quarter of 2006

15 November 2006
Interim report for the third quarter of 2006

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Meddelelse nr. 190

22. december 2005

Finanskalender 2006

H. Lundbeck A/S har planlagt følgende datoer for regnskabsmeddelelser og ordinær generalforsamling i 2006.

15. marts 2006
Årsregnskabsmeddelelse 2005

24. april 2006
Ordinær generalforsamling

9. maj 2006
Kvartalsmeddelelse for 1. kvartal 2006

16. august 2006
Kvartalsmeddelelse for 2. kvartal 2006

15. november 2006
Kvartalsmeddelelse for 3. kvartal 2006

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




MAIL
PROCESSING
SECTION
APR 1 4 2006
WASH. D.C.
209

Release No 191

23 December 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	4,819,039	139.6761	673,104,544
15 December 2005	30,565	126.7841	3,875,155
16 December 2005	100,000	126.4247	12,642,475
19 December 2005	-	-	-
20 December 2005	34,551	128.1034	4,426,102
21 December 2005	18,605	128.0433	2,382,245
22 December 2005	166,113	128.2892	21,310,499
23 December 2005	71,761	128.9397	9,252,843
Accumulated under the program	5,240,634	138.7225	726,993,863



Following the above buyback Lundbeck owns a total of 7,523,627 own shares at a nominal value of DKK 5, equal to 3.31% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact
Steen Juul Jensen
Vice President
+45 36 43 30 06

Investor contact
Jacob Tolstrup
Investor Relations Manager
+45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Meddelelse nr. 191

23. december 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	4.819.039	139,6761	673.104.544
15. december 2005	30.565	126,7841	3.875.155
16. december 2005	100.000	126,4247	12.642.475
19. december 2005	-	-	-
20. december 2005	34.551	128,1034	4.426.102
21. december 2005	18.605	128,0433	2.382.245
22. december 2005	166.113	128,2892	21.310.499
23. december 2005	71.761	128,9397	9.252.843
Akkumuleret under programmet	5.240.634	138,7225	726.993.863

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 7.523.627 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 3,31% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, DC
209
SECTION

Meddelelse nr. 192

6. januar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	5.240.634	138,7225	726.993.863
28. december 2005	166.113	128,9631	21.422.455
29. december 2005	0	-	-
30. december 2005	9.967	130,2044	1.297.747
2. januar 2006	0	-	-
3. januar 2006	0	-	-
4. januar 2006	0	-	-
5. januar 2006	166.113	136,9405	22.747.604
Akkumuleret under programmet	5.582.827	138,2533	771.844.249

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 7.865.820 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 3,46% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Release No 192

6 January 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	5,240,634	138.7225	726,993,863
28 December 2005	166,113	128.9631	21,422,455
29 December 2005	0	-	-
30 December 2005	9,967	130.2044	1,297,747
2 January 2006	0	-	-
3 January 2006	0	-	-
4 January 2006	0	-	-
5 January 2006	166,113	136.9405	22,747,604
Accumulated under the program	5,582,827	138.2533	771,844,249



Following the above buyback Lundbeck owns a total of 7,865,820 own shares at a nominal value of DKK 5, equal to 3.46% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Release No 193

16 January 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	5,582,827	138.3648	772,467,013
6 January 2006	166,113	135.7550	22,550,664
9 January 2006	97,010	135.1832	13,114,124
10 January 2006	166,113	134.7338	22,381,040
11 January 2006	163,455	134.5298	21,989,562
12 January 2006	-	-	-
13 January 2006	199,336	136.5647	27,222,255
16 January 2006	199,336	134.9694	26,904,257
Accumulated under the program	6,574,190	137.9073	906,628,915

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 8,857,183 own shares at a nominal value of DKK 5, equal to 3.90% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Meddelelse nr. 193

16. januar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	5.582.827	138,3648	772.467.013
6. januar 2006	166.113	135,7550	22.550.664
9. januar 2006	97.010	135,1832	13.114.124
10. januar 2006	166.113	134,7338	22.381.040
11. januar 2006	163.455	134,5298	21.989.562
12. januar 2006	-	-	-
13. januar 2006	199.336	136,5647	27.222.255
16. januar 2006	199.336	134,9694	26.904.257
Akkumuleret under programmet	6.574.190	137,9073	906.628.915

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 8.857.183 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 3,90% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com





Release No 194

17 January 2005

Launch of Serdolect® commenced in Europe

H. Lundbeck A/S today announced that Serdolect® (sertindole) is now available in the first country in Europe – Estonia. This is the first launch of Serdolect®, which received marketing approval for the treatment of schizophrenia from the European Commission on 20 December 2005. Serdolect® is expected to be launched in a number of countries among others the Scandinavian countries and in Germany in the first half of 2006 and in more than 15 other countries during 2006 and 2007.

"We are very pleased that patients suffering from schizophrenia can now benefit from Serdolect®. Schizophrenia is a serious disease, and there is still a great need for offering patients improved therapies. Schizophrenic patients frequently switch drugs, either due to side-effects or lack of response, and we look forward to the fact that patients now will have access to Serdolect®, which is different from the other antipsychotic drugs available," says Anders Gersel Pedersen, head of Lundbeck's drug development, and he continues: "The fact that Serdolect® is now available to the patients is the result of diligent and skilful efforts by many Lundbeck employees. We are proud of this achievement."

About Serdolect®

Serdolect® is an effective antipsychotic drug for the treatment of schizophrenia without sedative effect and with placebo level extra pyramidal symptoms. Serdolect® has an inhibitory effect on central dopamine D_2 and serotonin $5HT_2$ receptors as well as on alpha-adrenergic receptors.

Since the 1990s, the efficacy and safety of using Serdolect® has been evaluated in numerous studies including more than 17,000 patients. Serdolect's clinical and pharmacological profile indicates that the drug may increase the likelihood of patients remaining in therapy, improve their daily functioning and thereby increase their quality of life and reduce the remission rate.

Since CHMP's (Committee for Medicinal Products for Human Use, under EMEA) temporary suspension of the marketing authorisation for Serdolect® in 1998, Lundbeck has included an additional 5,000 patients in a study confirming that Serdolect® can be prescribed safely.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com


Lundbeck

Serdolect® derives from Lundbeck's in-house research, and the company holds the global rights.

About schizophrenia

Schizophrenia is a mental disorder that occurs in varying degrees but is most often chronic. Up to 1% of the world's population will, at some point in their life, be affected by schizophrenia, while approximately 0.5% will be afflicted by the disease at any given time. Schizophrenia most often occurs in late adolescence or early adulthood and is characterised by distinct changes in the patient's way of thinking and perception of the outside world. Furthermore, the disease is characterised by short or long periods during which the patient is in an acute psychotic condition, suffering from definite hallucinations and delusions. But there are also stable periods during which the patient is symptom-free or experiences a significant reduction in symptoms. Even in stable periods, many patients have difficulty in establishing social contact, complete an education programme or hold a normal job. Schizophrenia patients may have difficulty in performing even everyday activities such as cooking, personal hygiene and cleaning.

The disease is often disabling and can be very painful, first and foremost to the patient, but also to the patient's family. Furthermore, schizophrenia is a major economic burden to society, not only on account of the costs of nursing and treating the patients, but also due to their reduced ability to work and the costs of social pensions and benefit schemes.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Anders Schroll Manager +45 36 43 20 81	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Meddelelse nr. 194

17. januar 2006

Lancering af Serdolect® påbegyndt i Europa

H. Lundbeck A/S har i dag offentliggjort, at Serdolect® (sertindol) nu er tilgængeligt i det første Europæiske land - Estland. Dette er den første lancering af Serdolect®, der blev godkendt til markedsføring til behandling af skizofreni af Europa-Kommissionen den 20. december 2005. Serdolect® forventes introduceret i en række lande bl.a. de skandinaviske lande og Tyskland i første halvår i 2006 samt i yderligere mere end 15 lande i løbet 2006 og 2007.

"Vi er glade for, at patienter, der lider af skizofreni, nu kan få gavn af Serdolect®. Skizofreni er en alvorlig sygdom, og der eksisterer i dag fortsat et stort behov for at kunne tilbyde patienter forbedrede behandlinger. Skizofrene patienter skifter hyppigt mellem lægemidler enten på grund af bivirkninger eller manglende respons, og vi ser frem til, at patienterne nu kan få adgang til Serdolect®, som er forskelligt fra de øvrige tilgængelige antipsykotiske lægemidler", udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen, og fortsætter: "Det er resultatet af en ihærdig og dygtig indsats fra mange af Lundbecks medarbejdere der gør, at Serdolect® i dag er tilgængeligt for patienterne. Vi er stolte af denne indsats."

Om Serdolect®

Serdolect® er et effektivt antipsykotisk lægemiddel til behandling af skizofreni uden sløvende effekt og med ekstrapyramidale symptomer på niveau med placebo. Serdolect® har hæmmende effekt på centrale dopamin D_2 og serotonin $5HT_2$ receptorer såvel som på alfa-adrenerge receptorer.

Siden 1990'erne er effekt og sikkerhed ved brugen af Serdolect® blevet evalueret i adskillige undersøgelser med mere end 17.000 patienter. Serdolects kliniske og farmakologiske profil tyder på, at Serdolect® vil kunne øge sandsynligheden for at patienterne forbliver i behandlingen og forbedre deres daglige funktion, og dermed højne livskvaliteten og nedbringe tilbagefaldsraten.

Siden CHMP (Committee for Medicinal Products for Human Use, under EMEA) midlertidigt suspenderede markedsføringstilladelsen for Serdolect® i 1998 har Lundbeck på baggrund af et yderligere studie med 5.000 patienter bekræftet, at Serdolect® kan ordineres sikkert.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Serdolect® kommer ud af Lundbecks egen forskningsindsats, og selskabet har de globale rettigheder til lægemidlet.

Om skizofreni

Skizofreni er en psykisk sygdom med et varierende, men oftest kronisk forløb. Op til 1 pct. af alle mennesker vil på et tidspunkt i livet blive ramt af skizofreni, mens der på ethvert givent tidspunkt vil være ca. 0,5 pct., der er ramt af sygdommen. Skizofreni viser sig typisk i ungdommen og den tidlige voksenalder og er kendetegnet ved udtalte ændringer i patientens måde at tænke og opfatte omverden på. Sygdommen er desuden karakteriseret ved, at der kan være kortere eller længere perioder, hvor patienten er akut psykotisk med udtalte hallucinationer og vrangforestillinger, men også stabile perioder, hvor disse symptomer er væk eller reduceret betydeligt. Mange patienter har - selv i mere stabile perioder - vanskeligt ved at etablere sociale kontakter, tage en uddannelse eller passe et almindeligt arbejde. Selv dagligdags aktiviteter som madlavning, personlig pleje og rengøring kan skizofrene patienter have svært ved at udføre.

Sygdommen er ofte invaliderende og kan være meget pinefuld først og fremmest for patienten selv, men også for patientens familie. Derudover er skizofreni en stor økonomisk byrde for samfundet, ikke kun på grund af udgifter til pleje og behandling, men også som følge af nedsat erhvervsevne og udgifter til sociale pensioner og støtteordninger.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Anders Schroll Manager Tlf. 36 43 20 81	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
APR 14 2006
WASH, D.C.
SECTION

Release No 195

18 January 2006

Lundbeck's portfolio of treasury shares

Pursuant to Section 28 of the Danish Securities Trading Act and in continuation of the company's current share buy-back programme it is hereby announced that Lundbeck owns 9,157,516 shares at 18 January 2006, corresponding to 4,0% of the share capital.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com


Lundbeck


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Meddelelse nr. 195

18. januar 2006

Lundbecks beholdning af egne aktier

I henhold til værdipapirhandelslovens §28 og i forlængelse af selskabets igangværende aktietilbagekøbsprogram meddeles det hermed, at Lundbeck pr. d.d. ejer 9.157.516 stk. aktier, svarende til 4,0% af aktiekapitalen.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

Release No 196

25 January 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	6,574,190	137.9073	906,628,915
17 January 2006	75,748	135.2020	10,241,282
18 January 2006	224,585	133.5477	29,992,806
19 January 2006	50,498	133.7950	6,756,381
20 January 2006	71,096	133.4974	9,491,132
23 January 2006	203,987	133.2445	27,180,140
24 January 2006	17,940	134.1562	2,406,762
25 January 2006	49,834	134.6448	6,709,891
Accumulated under the program	7,267,878	137.5102	999,407,309

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 9,550,643 own shares at a nominal value of DKK 5, equal to 4.20% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact
Steen Juul Jensen
Vice President
+45 36 43 30 06

Investor contact
Jacob Tolstrup
Investor Relations Manager
+45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
209
SECTION

Meddelelse nr. 196

25. januar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	6.574.190	137,9073	906.628.915
17. januar 2006	75.748	135,2020	10.241.282
18. januar 2006	224.585	133,5477	29.992.806
19. januar 2006	50.498	133,7950	6.756.381
20. januar 2006	71.096	133,4974	9.491.132
23. januar 2006	203.987	133,2445	27.180.140
24. januar 2006	17.940	134,1562	2.406.762
25. januar 2006	49.834	134,6448	6.709.891
Akkumuleret under programmet	7.267.878	137,5102	999.407.309

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 9.550.643 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 4,20% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
RECEIVED
PROCESSING
APR 14 2006
WASH. D.C.
209
SECTION

Release No 197

3 February 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	7,267,878	137.5102	999,407,309
26 January 2006	6,645	135.9123	903,137
27 January 2006	89,701	136.8822	12,278,467
30 January 2006	234,884	136.9672	32,171,408
31 January 2006	221,262	136.0233	30,096,797
1 February 2006	4,651	138.4813	644,076
2 February 2006	12,625	140.6078	1,775,173
3 February 2006	37,874	143.1166	5,420,400
Accumulated under the program	7,875,520	137.4762	1,082,696,768



Following the above buyback Lundbeck owns a total of 10,158,285 own shares at a nominal value of DKK 5, equal to 4.47% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact
Steen Juul Jensen
Vice President
+45 36 43 30 06

Investor contact
Jacob Tolstrup
Investor Relations Manager
+45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Meddelelse nr. 197

3. februar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	7.267.878	137,5102	999.407.309
26. januar 2006	6.645	135,9123	903.137
27. januar 2006	89.701	136,8822	12.278.467
30. januar 2006	234.884	136,9672	32.171.408
31. januar 2006	221.262	136,0233	30.096.797
1. februar 2006	4.651	138,4813	644.076
2. februar 2006	12.625	140,6078	1.775.173
3. februar 2006	37.874	143,1166	5.420.400
Akkumuleret under programmet	7.875.520	137,4762	1.082.696.768

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 10.158.285 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 4,47% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. SECTION
209

Release No 198

7 February 2006

Lundbeck deviates from 2006 financial target due to reduction in Forest internal escitalopram inventory level - Lundbeck maintains financial targets for 2007

Financial guidance for 2005

On 15 March 2006, Lundbeck will present its financial statements for the period 1 January – 31 December 2005. The financial performance for 2005 meets the forecasts of profit from operations announced by the company at the beginning of 2005. Accordingly, the financial guidance of a profit from operations of approximately DKK 2.2 billion has been met.

Financial targets for 2006

In connection with the presentation of the financial statements for 2004 in March 2005, Lundbeck announced its long-term targets for growth in profit from operations for 2006 of at least 12%. However, profit from operations in 2006 will be affected by a significant extraordinary event, which will change this growth target.

During the past two years Forest Laboratories, Inc., Lundbeck's business partner in the USA, has maintained escitalopram inventory levels up to 16 months of projected Lexapro sales in order to assure continued commercial supply of the product. Due to maturation in the underlying U.S antidepressant market and product sales of Lexapro in the US during the past several quarters that were lower than initially forecast, Forest believes that maintaining escitalopram inventory levels at 10 months of projected sales is adequate to ensure uninterrupted commercial supply.

As a result, Forest will reduce orders of escitalopram API by approximately 12 tonnes in 2006. This will have a material adverse impact on Lundbeck's revenue, profit from operations and cash flow in 2006. As a direct consequence of this change, the company cannot maintain its financial forecast of growth in profit from operations of at least 12% in 2006.

Lundbeck's income from sales to Forest is expected to be approximately DKK 1.7 billion for 2006 and the prepayment recognised in the company's balance sheet will amount to approximately DKK 900 million at the end of 2006. At the end of 2006, expectations are that Forest will have approximately 20 tonnes of escitalopram inventories, corresponding to approximately 10 months of consumption.

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



As a result of lower-than-anticipated sales in 2005, inventories had accumulated to 32 tonnes at the end of 2005, corresponding to an expected consumption of about 16 months.

Lundbeck forecast a profit from operations, EBIT, of approximately DKK 1.6 billion in 2006.

Financial targets for 2007

Due to the lower profit from operations forecast for 2006 the company's financial target of growth of at least 12% in 2007 becomes meaningless. However, Lundbeck retains its financial target for 2007 of an EBIT margin of 25% excluding a potential milestone payment of USD 75 million from Merck & Co., Inc. in connection with the filing of a registration application in the USA for gaboxadol for the treatment of sleep disorders.

Share buyback programme

Lundbeck's ongoing share buyback programme, in which the company intends to buy back shares for an amount of up to DKK 6 billion before the end of 2007, will not be affected by the above events. So far, Lundbeck has bought back 7,875,520 shares, corresponding to DKK 1,083 million.

The programme is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 ("safe harbour") and Lundbeck has appointed Morgan Stanley & Co International Limited ("MSIL") as lead manager of the programme. Under a separate agreement with the company MSIL buy back shares on behalf of Lundbeck and make trading decisions in respect of Lundbeck shares independently of and without influence from Lundbeck as to the timing of the purchases, as well as carry through the buyback within the framework set out for the Programme.

Lundbeck has announced that the company can terminate the share buyback programme at any time as a consequence of changes to the company's financial position or changes in the market, including acquisition or inlicensing opportunities.

Teleconference

Lundbeck will host a conference call today at 3:00 PM (CET, Copenhagen time) for analysts and investors. To participate in the conference call, please call one of the following call-in numbers and quote the password:

UK:	+44 (0) 207 162 0025
US:	+1 334 323 6201
Password:	Lundbeck

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



A replay will be available one hour after the teleconference and will be accessible for 48 hours. Please call one of the following call-in numbers and quote the access code:

UK:	+44 (0) 207 031 4064
US:	+1 954 334 0342
Access code:	693316

The live call and replay will also be available at:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Anders Schroll Manager +45 36 43 20 81	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. SECTION
209

Meddelelse nr. 198

7. februar 2006

Lundbeck afviger fra det finansielle mål for 2006 på grund af nedbringelse af escitalopram lager internt hos Forest – Lundbeck fastholder de finansielle mål for 2007

Finansielle forventninger til 2005

Den 15. marts 2006 aflægger Lundbeck årsregnskab for perioden 1. januar – 31. december 2005. Det finansielle resultat for 2005 opfylder de forventninger til resultat af primær drift, som selskabet fastsatte i begyndelsen af 2005. Det betyder, at de finansielle forventninger om et resultat af primær drift på cirka DKK 2.2 mia. opfyldes.

Finansielle mål for 2006

I forbindelse med aflæggelsen af årsregnskabet for 2004 i marts 2005 fremlagde Lundbeck langsigtede mål vedrørende vækst i resultat af primær drift for 2006 på minimum 12%. Resultat af primær drift i 2006 vil dog blive præget af en væsentlig ekstraordinær begivenhed, der vil ændre ved dette vækstmål.

Igennem de seneste to år har Forest Laboratories, Inc., Lundbecks partner i USA, opretholdt et escitalopram lagerniveau på op til 16 måneders forventet Lexapro salg med henblik på at sikre den fortsatte leverance. På grund af modningen af det amerikanske marked for antidepressiva og salget af Lexapro i USA, der i gennem de seneste kvartaler har været lavere end oprindeligt forventet, er Forest af den opfattelse, at et lagerniveau svarende til 10 måneders forventet salg er tilstrækkeligt for at sikre fortsatte leverancer.

Som et resultat af dette vil Forest reducere ordrer af escitalopram API med cirka 12 tons i 2006. Dette vil medføre en signifikant negativ påvirkning på Lundbecks omsætning, resultat af primær drift og cash flow i 2006. Som direkte årsag heraf kan selskabet ikke opretholde dets finansielle mål om vækst i resultat af primær drift på minimum 12% i 2006.

Det er forventningen, at Lundbecks indtægt fra salg til Forest vil udgøre cirka DKK 1,7 mia. for 2006, og forudbetalingen opført på selskabets balance vil udgøre cirka DKK 900 mio. ved udgangen af 2006. Ved

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



udgangen af 2006 forventes der endvidere, at være cirka 20 tons escitalopram på lager hos Forest svarende til cirka 10 måneders forbrug. Som følge af et lavere salg end forventet i 2005 var lageret ved udgangen af 2005 nået op på 32 tons svarende til et forventet forbrug på cirka 16 måneder.

For 2006 forventer Lundbeck et resultat af primær drift (EBIT) på cirka DKK 1,6 mia.

Finansielle mål for 2007
På grund af det forventede lavere resultat af primær drift i 2006, vil selskabets finansielle mål om vækst på minimum 12% i 2007 være uden betydning. Lundbeck fastholder dog det finansielle mål for 2007 om en overskudsgrad på 25% eksklusive en potentiel milepælsbetaling på USD 75 mio. fra Merck & Co., Inc. i forbindelse med indsendelse af registreringsansøgning af gaboxadol til behandling af søvnforstyrrelser i USA.

Aktietilbagekøbsprogram
Lundbecks igangværende aktietilbagekøbsprogram, hvor selskabet inden udgangen af 2007 vil købe op til DKK 6 mia. aktier tilbage vil ikke blive berørt af ovennævnte begivenheder. På nuværende tidspunkt har Lundbeck tilbagekøbt 7.875.520 aktier svarende til DKK 1.083 mio.

Programmet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003 ("safe harbour"), og Lundbeck har udpeget Morgan Stanley & Co International Limited ("MSIL") som lead manager for programmet. I henhold til en særskilt aftale med selskabet tilbagekøber MSIL aktier på Lundbecks vegne og træffer handelsbeslutninger med hensyn til Lundbecks aktier uafhængigt af og uden påvirkning fra Lundbeck med hensyn til tidspunktet for et sådant køb og gennemfører endvidere tilbagekøbet inden for den for programmet fastsatte tidsplan.

Lundbeck har tidligere meddelt, at selskabet på ethvert tidspunkt kan bringe aktietilbagekøbsprogrammet til ophør som følge af ændringer i selskabets økonomiske stilling eller ændringer på markedet eksempelvis akkvisitions- eller indlicenseringsmuligheder.

Telefonkonference
Lundbeck afholder i dag kl. 15.00 en telefonkonference for analytikere og investorer. For at deltage i telekonferencen skal man ringe til et af

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com



nedenstående opkaldsnumre og opgive nedenstående kode:

Storbritannien:	+44 (0) 207 162 0025
USA:	+1 334 323 6201
Kode:	Lundbeck

Der vil være mulighed for at høre en gengivelse en time efter telekonferencen, der vil være tilgængelig i 48 timer. Ring venligst til et af følgende opkaldsnumre og opgiv access code:

Storbritannien:	+44 (0) 207 031 4064
USA:	+1 954 334 0342
Access code:	693316

Man kan desuden følge telekonferencen live og lytte til gengivelsen på:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Anders Schroll Manager Tlf. 36 43 20 81	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
SECTION

Release No 199

14 February 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	7,875,520	137.4762	1,082,696,768
6 January 2006	122,924	145.0848	17,834,409
7 January 2006	172,757	131.7923	22,768,040
8 January 2006	254,485	132.5431	33,730,231
9 January 2006	67,110	131.7740	8,843,356
10 February 2006	287,708	129.4262	37,236,949
13 February 2006	249,169	127.8287	31,850,943
14 February 2006	232,558	127.0344	29,542,873
Accumulated under the program	9,262,231	136.5226	1,264,503,569

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 11,544,996 own shares at a nominal value of DKK 5, equal to 5.08% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 199

14. februar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	7.875.520	137,4762	1.082.696.768
6. januar 2006	122.924	145,0848	17.834.409
7. januar 2006	172.757	131,7923	22.768.040
8. januar 2006	254.485	132,5431	33.730.231
9. januar 2006	67.110	131,7740	8.843.356
10. februar 2006	287.708	129,4262	37.236.949
13. februar 2006	249.169	127,8287	31.850.943
14. februar 2006	232.558	127,0344	29.542.873
Akkumuleret under programmet	9.262.231	136,5226	1.264.503.569

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 11.544.996 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 5,08% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

Meddelelse nr. 199

14. februar 2006

Rettelse - Aktietilbagekøb i H. Lundbeck A/S

Rettelse – tidligere angivne datoer i januar i oversigtstabel er rettet til februar.
Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	7.875.520	137,4762	1.082.696.768
6. februar 2006	122.924	145,0848	17.834.409
7. februar 2006	172.757	131,7923	22.768.040
8. februar 2006	254.485	132,5431	33.730.231
9. februar 2006	67.110	131,7740	8.843.356
10. februar 2006	287.708	129,4262	37.236.949
13. februar 2006	249.169	127,8287	31.850.943
14. februar 2006	232.558	127,0344	29.542.873
Akkumuleret under programmet	9.262.231	136,5226	1.264.503.569

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 11.544.996 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 5,08% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Release No 199

14 February 2006

Correction - Share Buyback in H. Lundbeck A/S

Correction – previously stated dates in January in overview table are corrected to February.
Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	7,875,520	137.4762	1,082,696,768
6 February 2006	122,924	145.0848	17,834,409
7 February 2006	172,757	131.7923	22,768,040
8 February 2006	254,485	132.5431	33,730,231
9 February 2006	67,110	131.7740	8,843,356
10 February 2006	287,708	129.4262	37,236,949
13 February 2006	249,169	127.8287	31,850,943
14 February 2006	232,558	127.0344	29,542,873
Accumulated under the program	9,262,231	136.5226	1,264,503,569

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 11,544,996 own shares at a nominal value of DKK 5, equal to 5.08% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
209
SECTION

Release No 200

23 February 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	9,262,231	136.5226	1,264,503,569
15 February 2006	1,329	127.6919	169,703
16 February 2006	15,947	128.9187	2,055,866
17 February 2006	116,944	130.3434	15,242,877
20 February 2006	232,558	130.4298	30,332,494
21 February 2006	99,668	130.3411	12,990,841
22 February 2006	232,558	129.0994	30,023,091
23 February 2006	232,558	128.3856	29,857,092
Accumulated under the program	10,193,793	135.8842	1,385,175,533

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Following the above buyback Lundbeck owns a total of 12,476,558 own shares at a nominal value of DKK 5, equal to 5.49% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 1 4 2006
WASH, D.C.
209
SECTION

Meddelelse nr. 200

23. februar 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	9.262.231	136,5226	1.264.503.569
15. februar 2006	1.329	127,6919	169.703
16. februar 2006	15.947	128,9187	2.055.866
17. februar 2006	116.944	130,3434	15.242.877
20. februar 2006	232.558	130,4298	30.332.494
21. februar 2006	99.668	130,3411	12.990.841
22. februar 2006	232.558	129,0994	30.023.091
23. februar 2006	232.558	128,3856	29.857.092
Akkumuleret under programmet	10.193.793	135,8842	1.385.175.533

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 12.476.558 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 5,49% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

Release No 201

27 February 2006

Cipralex® - new data supports the superiority of Cipralex® compared to Paxil®/Seroxat®

Lundbeck presented new clinical data for Cipralex® (escitalopram) in major depression at the International Anxiety Disorders Conference (IADC) in Stellenbosch, South Africa, showing superiority of Cipralex® in comparison with Paxil®/Seroxat® (paroxetine).

Cipralex® is an ASRI (Allosteric Serotonin Reuptake Inhibitor) antidepressant, which has consistently shown significant efficacy, fast onset of action and excellent tolerability in the treatment of depression and anxiety disorders in multiple clinical trials. Superior efficacy of Cipralex® in comparison with other existing antidepressants has been established in other clinical trials and several meta-analyses. Recently this superiority was shown in a head-to-head comparison with citalopram, confirming findings of previous meta-analyses.

"Previous clinical trials have shown superiority of Cipralex® in comparison to Paxil®/Seroxat® in generalised anxiety disorder and social anxiety disorder. The data confirms that Cipralex® is superior to Paxil®/Seroxat® within the treatment of depression," says Senior Vice President Anders Gersel Pedersen, Head of Development at Lundbeck. "The data presented once again confirms that the Cipralex® is a better treatment choice than the available SSRIs and SNRIs in the management of patients suffering from either depression or anxiety disorders."

Study design and results

The study was a randomised, double blind, fixed-dose study evaluating the efficacy of Cipralex® and Paxil®/Seroxat® in the long-term treatment of patients with more severe depressive disorder. 229 patients received treatment with Cipralex® 20mg (10mg in week 1) and 225 patients received treatment with Paxil®/Seroxat® 40mg (20mg in week 1).

At endpoint after 24 weeks, the mean change from baseline in the total Montgomery-Åsberg Depression Rating Scale (MADRS) score showed significant efficacy in favour of Cipralex® ($p<0.05$). The difference on the MADRS (LOCF) was significantly in favour of Cipralex® from week 8 and onwards. The difference in absolute numbers amounted to 2.1 on the MADRS scale, which is of the same magnitude as observed in a recent



direct comparison to citalopram. This difference is similar to the differences observed between antidepressants and placebo and judged clinically relevant for granting a marketing authorisation. The proportion of patients in remission (MADRS ≤ 12) was 75% for Cipralex® and 67% for Paxil®/Seroxat® ($p<0.05$).

The results on the primary efficacy scale were confirmed by significantly greater difference in favour of Cipralex® on the HAMA, HAMD, CGI-S, and CGI-I scales. For the most severely depressed patients (baseline MADRS 35), there was a difference of 3.5 points in favour of Cipralex® ($p<0.01$). The overall withdrawal rate for patients treated with Cipralex® was 19% and was significantly lower than with Paxil®/Seroxat®, which was 32% ($p<0.01$). The withdrawal rate due to adverse events was significantly lower for Cipralex® (8%) compared to Paxil®/Seroxat® (16%) ($p<0.05$).

Allosteric effect

Serotonin acts as a signalling compound by transmitting nerve impulses from one nerve to another. Too little serotonin can trigger depression and/or anxiety. The level of serotonin is regulated by so-called transporters (serotonin reuptake transporters) at the nerve end. In depression and anxiety where serotonin levels are too low, modern antidepressants increase the level by blocking these transporters.

Research has identified a novel binding site at the serotonin reuptake transporters, a so-called allosteric binding site. It has been established that binding to the primary binding site of the transporter as well as to the allosteric binding site by Cipralex® results in an enhanced interaction at the prime drug target, and may explain superior effects.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005 or expectations for 2006, which were disclosed in stock exchange release number 198 of 7 February 2006. The Lundbeck Group's financial result for 2005 will be presented 15 March 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
SECTION
209

Meddelelse nr. 201

27. februar 2006

Cipralex® - nye resultater bekræfter fordelene ved Cipralex® i sammenligning med Paxil®/Seroxat®

Lundbeck har præsenteret nye kliniske data om Cipralex® (escitalopram) til behandling af depression på International Anxiety Disorders Conference (IADC) i Stellenbosch, Sydafrika, som viste, at Cipralex® er bedre end Paxil®/Seroxat® (paroxetin).

Cipralex® er et ASRI antidepressivum (allosterisk serotonin genoptagshæmmer), som til stadighed har vist signifikant effekt, hurtig indsættende virkning og været yderst veltolereret i behandlingen af depression og angst i flere kliniske undersøgelser. Den gode effekt af Cipralex® i sammenligning med andre eksisterende antidepressive lægemidler er dokumenteret i andre kliniske undersøgelser og flere metaanalyser. Denne bedre effekt er for nylig blevet påvist in direkte sammenligning med citalopram, som bekræftede resultaterne af tidligere metaanalyser.

"Tidligere kliniske afprøvninger har vist, at Cipralex® er bedre end Paxil®/Seroxat® til behandling af generaliseret angst og socialfobi. Resultaterne bekræfter, at Cipralex® er bedre end Paxil®/Seroxat® inden for behandling af depression," udtaler koncerndirektør Anders Gersel Pedersen, ansvarlig for Lundbecks lægemiddeludvikling. "De fremviste data bekræfter endnu engang, at Cipralex® er et bedre behandlingsvalg end de tilgængelige SSRI- og SNRI-produkter i behandlingen af patienter, der lider af enten depression eller angst."

Undersøgelsens opbygning og resultater

Undersøgelsen var en randomiseret, dobbeltblind undersøgelse med fast dosis til evaluering af effekten af Cipralex® og Paxil®/Seroxat® i langsigtet behandling af patienter med svære depressioner. 229 patienter blev behandlet med 20mg Cipralex®(10mg i uge 1) og 225 patienter fik behandling med 40mg Paxil®/Seroxat® (20mg i uge 1).

Ved målepunktet efter 24 uger viste den gennemsnitlige afvigelse fra baseline i en samlet Montgomery-Åsberg Depression Rating Scale (MADRS)-score, at Cipralex® var signifikant mere effektiv ($p<0,05$). Forskellen i MADRS (LOCF)-scoren var signifikant i Cipralex' favør fra og med uge 8. Forskellen i absolutte tal var 2,1 på MADRS-skalaen, hvilket svarer til de tal, der er observeret i en nylig direkte sammenligning med

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



citalopram. Denne forskel svarer til de forskelle, der blev observeret mellem antidepressive midler og placebo, og som blev vurderet som værende klinisk relevante til at give markedsføringstilladelse. Andelen af patienter i remission (MADRS ≤12) var 75% for Cipralex® og 67% for Paxil®/Seroxat® ($p<0.05$).

Resultaterne på den primære effektskala blev bekræftet af en signifikant større forskel i Cipralex' favør på HAMA-, HAMD-, CGI-S- og CGI-I-skalaerne. For de sværest depressive patienter (baseline MADRS 35) var der en forskel på 3,5 point i Cipralex' favør ($p<0,01$). Andelen af patienter, der forlod undersøgelsen, var 19% for patienter behandlet med Cipralex®, hvilket var signifikant lavere end for Paxil®/Seroxat®, hvor andelen var 32% ($p<0,01$). Andelen af patienter, der forlod undersøgelsen som følge af bivirkninger, var signifikant lavere for Cipralex® (8%) end for Paxil®/Seroxat® (16%) ($p<0,05$).

Allosterisk effekt

Serotonin fungerer som signalstof ved at sende nerveimpulser mellem nerverne. For lidt serotonin kan udløse depression og/eller angst. Serotoninniveauet reguleres af såkaldte transportere (serotonin genoptagstransportere) ved nerveenden. I depression og angst, hvor serotoninniveauet er for lavt, øger de moderne antidepressive midler niveauet ved at blokere disse transportere.

Der er ved forskning blevet identificeret et nyt bindingssted ved serotonin genoptagstransporterne, et såkaldt allosterisk bindingssted. Det er konstateret, at når Cipralex® binder til transporterens primære bindingssted samt til det allosteriske bindingssted, opstår der en forbedret interaktion ved det primære lægemiddeltarget, hvilket muligvis kan forklare den bedre effekt.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005 eller forventninger til 2006, som udmeldt i fondsbørsmeddelelse nr. 198 af 7. februar 2006. Koncernens resultat for 2005 offentliggøres den 15. marts 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 205 SECTION

Release No 202

7 March 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	10,193,793	135.8842	1,385,175,533
27 February 2006	232,558	129.5602	30,130,257
28 February 2006	232,558	128.9943	29,998,658
1 March 2006	75,083	129.3012	9,708,321
2 March 2006	99,668	129.2016	12,877,265
3 March 2006	7,309	130.7171	955,411
6 March 2006	232,558	130.5688	30,364,818
7 March 2006	232,558	130.2397	30,288,277
Accumulated under the program	11,306,085	135.2810	1,529,498,540



Following the above buyback Lundbeck owns a total of 13,588,850 own shares at a nominal value of DKK 5, equal to 5.98% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 1 4 2006
WASH. D.C. SECTION
209

Meddelelse nr. 202

7. marts 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	10.193.793	135,8842	1.385.175.533
27. februar 2006	232.558	129,5602	30.130.257
28. februar 2006	232.558	128,9943	29.998.658
1. marts 2006	75.083	129,3012	9.708.321
2. marts 2006	99.668	129,2016	12.877.265
3. marts 2006	7.309	130,7171	955.411
6. marts 2006	232.558	130,5688	30.364.818
7. marts 2006	232.558	130,2397	30.288.277
Akkumuleret under programmet	11.306.085	135,2810	1.529.498.540

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 13.588.850 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 5,98% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com





Release No 203

8 March 2006

Lundbeck's portfolio of treasury shares

Pursuant to Section 28 of the Danish Securities Trading Act and in continuation of the company's current share buy-back programme it is hereby announced that Lundbeck owns 13,695,827 shares at 8 March 2006, corresponding to 6.0% of the share capital.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact
Caroline Broge
Media Relations Manager
+45 36 43 26 38

Investor contact
Jacob Tolstrup
Investor Relations Manager
+45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 1 4 2006
WASH. D.C. 209 SECTION

Meddelelse nr. 203

8. marts 2006

Lundbecks beholdning af egne aktier

I henhold til værdipapirhandelslovens §28 og i forlængelse af selskabets igangværende aktietilbagekøbsprogram meddeles det hermed, at Lundbeck pr. d.d. ejer 13.695.827 stk. aktier, svarende til 6,0% af aktiekapitalen.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 1 4 2006
WASH. D.C.
209
SECTION

Meddelelse nr. 204

15. marts 2006

Årsrapporten 2005

Bestyrelsen for H. Lundbeck A/S har i dag godkendt koncernens årsrapport for 2005.

- Lundbecks samlede omsætning udgjorde i 2005 DKK 9.070 mio. svarende til et fald på 4% i lokale valutaer og et fald på 7% i danske kroner i forhold til 2004.

- Omsætningen fra **Europa** udgjorde DKK 5.076 mio. svarende til en vækst på 11% i forhold til samme periode sidste. Omsætningen fra **USA** udgjorde DKK 2.618 mio. svarende til et fald på 23%. Omsætningen fra **Internationale Markeder** udgjorde DKK 1.143 mio. svarende til en vækst på 3%.

- Omsætningen af Lundbecks nye produkter (Cipralex®/Lexapro®, Ebixa® og Azilect®) udgjorde DKK 6.288 mio. svarende til 69% af den samlede omsætning i 2005.

- Lundbecks samlede omkostninger faldt med 4% og udgjorde DKK 6.900 mio.

- Resultat af primær drift udgjorde DKK 2.170 mio. svarende til et fald på 15% i forhold til 2004. Overskudsgraden udgjorde 23,9%.

- Pengestrømme fra drifts- og investeringsaktivitet (frit cashflow) blev på DKK 1.437 mio.

- I 2005 har Lundbeck i forbindelse med aktietilbagekøbsprogrammer opkøbt for i alt DKK 1.227 mio. egne aktier.

- Det er bestyrelsens forslag at udbetale udbytte for 2005 på 30% af årets resultat til aktionærer i moderselskabet svarende til DKK 2,10 per aktie.

- I 2005 opnåede Lundbeck markedsføringsgodkendelse af to nye lægemidler - Azilect® og Serdolect® - samt styrkede udviklingsporteføljen med to nye lægemiddelkandidater - Lu AA24530 og desmoteplase.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Hovedtal 2005

DKK mio.	2005	Vækst i DKK	4 kvt. 2005	Vækst i DKK
Omsætning	9.070	-7%	2.301	9%
- Cipralex®	2.625	58%	746	67%
- Indtægt fra Lexapro®	2.552	5%	624	1%
- Ebixa®	1.105	53%	306	35%
- Azilect®	6	-	4	-
- Andre lægemidler	2.550	-41%	568	-28%
- Anden omsætning	232	-63%	53	82%
Omkostninger	6.900	-4%	1.821	-3%
- Produktionsomkostninger	1.488	-14%	293	-33%
- Distribution og administration	3.639	-1%	989	9%
- Forskning og udvikling	1.782	0%	538	7%
- Andre driftsudgifter, netto	-8	168%	1	-96%
Resultat af primær drift	2.170	-15%	481	111%
Finansielle poster, netto	122	672%	-37	-555%
Årets resultat	1.589	-6%	308	116%
Pengestrømme fra drifts- og investeringsaktivitet	1.437	-41%	30	-95%
Resultat pr. aktie (EPS)	7,11	-4%	1,38	106%
Foreslået udbytte pr. aktie	2,10	-5%		

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Finansiel forventning til 2006 og finansielle mål for 2007

For 2006 forventer Lundbeck følgende:

- Et resultat af primær drift (EBIT) på cirka DKK 1,6 mia.
- Et investeringsniveau på cirka DKK 650 mio.
- Et frit cash flow på cirka DKK 900 mio.
- Indtægter fra Forest på cirka DKK 1,7 mia.
- Forudbetaling fra Forest på balancen på cirka DKK 900 mio.

Det er Lundbecks finansielle mål for 2007 at opnå en overskudsgrad på 25 pct. eksklusiv en potentiel milepælsbetaling på USD 75 mio. fra Merck & Co., Inc. i forbindelse med indsendelse af registreringsansøgning for gaboxadol til behandling af søvnforstyrrelser i USA.

Finansielle forventninger

2005 aktuel DKK mio.		2006 forventning
2.170	Resultat af primær drift	Cirka DKK 1,6 mia.
23,9%	Overskudsgrad	
1.437	Frit cash flow	Cirka DKK 900 mio.
621*	Investeringer	Cirka DKK 650 mio.
2.618	Indtægter fra Forest	Cirka DKK 1,7 mia.
1.393	Forudbetaling fra Forest	Cirka DKK 900 mio.

* Eksklusive investering på EUR 15 mio. (DKK 112 mio.) i forbindelse med indlicensering af desmoteplase fra PAION udgjorde investeringer i 2005 DKK 509 mio.

Mere information

Elektronisk udgave af årsrapporten for 2005 og flere oplysninger om Lundbeck findes på selskabets hjemmeside www.lundbeck.com. Den trykte udgave af årsrapporten for 2005 foreligger den 4. april 2006.

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

Release No 204

15 March 2006

Annual Report 2005

Today the Supervisory Board of H. Lundbeck A/S approved the Group's annual report for 2005.

- Lundbeck's revenue amounted to DKK 9,070 million in 2005, a decrease of 4% measured in local currencies and a decline of 7% measured in Danish kroner relative to 2004.
- Revenue derived from **Europe** amounted to DKK 5,076 million, a 11% increase over last year. Revenue from **the USA** amounted to DKK 2,618 million, a 23% decline. Revenue from **International Markets** amounted to DKK 1,143 million, a 3% increase.
- Sales of Lundbeck's new products (Cipralex®/Lexapro®, Ebixa® and Azilect®) amounted to DKK 6,288 million, corresponding to 69% of total revenue in 2005.
- Lundbeck's combined costs fell by 4% to DKK 6,900 million.
- Profit from operations was DKK 2,170 million, a 15% decline relative to 2004. The net profit ratio was 23.9%.
- Cash flows from operating and investing activities (free cash flow) amounted to DKK 1,437 million.
- In connection with share buyback programmes, Lundbeck acquired treasury shares for a total amount of DKK 1,227 million in 2005.
- The Supervisory Board proposes to pay dividend for 2005 of 30% of the net profit for the year to shareholders of the parent company, corresponding to DKK 2.10 per share.
- In 2005 Lundbeck received the marketing approval for two new pharmaceuticals – Azilect® and Serdolect® – and strengthened the pipeline with two new development candidates – Lu AA24530 and desmoteplase.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Financial highlights 2005

DKKm	2005	Growth in DKK	Q4 2005	Growth in DKK
Revenue	9,070	-7%	2,301	9%
- Cipralex®	2,625	58%	746	67%
- Income from Lexapro®	2,552	5%	624	1%
- Ebixa®	1,105	53%	306	35%
- Azilect®	6	-	4	-
- Other pharmaceuticals	2,550	-41%	568	-28%
- Other revenue	232	-63%	53	82%
Costs	6,900	-4%	1,821	-3%
- Cost of sales	1,488	-14%	293	-33%
- Distribution and administration	3,639	-1%	989	9%
- Research and development	1,782	0%	538	7%
- Other operating expenses, net	-8	168%	1	-96%
Profit from operations	2,170	-15%	481	111%
Net financials	122	672%	-37	-555%
Net profit for the year	1,589	-6%	308	116%
Cash flows from operating and investing activities	1,437	-41%	30	-95%
Earnings per share (EPS)	7.11	-4%	1.38	106%
Proposed dividend per share	2.10	-5%		

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Financial forecasts for 2006 and financial targets for 2007

Financial forecast for 2006:

- Profit from operations (EBIT) of approximately DKK 1.6 billion
- A level of investment of approximately DKK 650 million
- A free cash flow of approximately DKK 900 million
- Income from Forest of approximately DKK 1.7 billion
- Prepayments from Forest in the balance sheet of approximately DKK 900 million

Lundbeck's financial target for 2007 is a profit ratio of 25% excluding a potential milestone payment of USD 75 million from Merck & Co., Inc. in connection with the filing of a registration application in the USA for gaboxadol for the treatment of sleep disorders.

Financial guidance and targets

2005 actual DKKm		2006 Forecast
2,170	Profit from operations	Approx. DKK 1.6bn
23.9%	EBIT margin	
1,437	Free cash flow	Approx. DKK 900m
621*	Investments	Approx. DKK 650m
2,618	Income from Forest	Approx. DKK 1.7bn
1,393	Prepayment from Forest	Approx. DKK 900m

* Excluding the EUR 15m investment (DKK 112m) in connection with inlicensing of desmoteplase from PAION, investments in 2005 totalled DKK 509m.

Further information

An electronic version of the annual report for 2005 and further information about Lundbeck is available from the company's website www.lundbeck.com. The print version of the annual report for 2005 will be available on 4 April 2006.



Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. DC SECTION
209

Release No 205

16 March 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	11,306,085	135.2810	1,529,498,540
8 March 2006	106,977	130.2537	13,934,153
9 March 2006	66,777	130.7548	8,731,416
10 March 2006	83,056	130.8519	10,868,038
13 March 2006	-	-	-
14 March 2006	168,439	133.9941	22,569,830
15 March 2006	27,575	133.3956	3,678,385
16 March 2006	158,472	133.1591	21,101,991
Accumulated under the program	11,917,381	135.1289	1,610,382,353



Following the above buyback Lundbeck owns a total of 14,200,146 own shares at a nominal value of DKK 5, equal to 6.25% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2005, which will be presented 15 March 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
209
SECTION

Meddelelse nr. 205

16. marts 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	11.306.085	135,2810	1.529.498.540
8. marts 2006	106.977	130,2537	13.934.153
9. marts 2006	66.777	130,7548	8.731.416
10. marts 2006	83.056	130,8519	10.868.038
13. marts 2006	-	-	-
14. marts 2006	168.439	133,9941	22.569.830
15. marts 2006	27.575	133,3956	3.678.385
16. marts 2006	158.472	133,1591	21.101.991
Akkumuleret under programmet	11.917.381	135,1289	1.610.382.353



Efter ovenstående tilbagekøb ejer Lundbeck i alt 14.200.146 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 6,25% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2005, der præsenteres den 15. marts 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.

Meddelelse nr. 206

21. marts 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 22. marts 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 169.850 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.277.115 svarende til 227.255.423 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2005 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 16. marts – 27. marts 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 22. marts 2006. Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 1 4 2006
WASH, D.C.
SECTION

Release No 206

21 March 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 22 March 2006 file an increase of its share capital by DKK 169,850, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,277,115 divided into 227,255,423 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2005 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 16 March 2006 and closes on 27 March 2006. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 22 March 2006. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of mental and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.

Release No 207

27 March 2006

New pharmaceutical candidate in Lundbeck's pipeline

Lundbeck has initiated phase I clinical trials with its pharmaceutical candidate Lu AA34893 to investigate the tolerability and pharmacokinetic profile of the compound in humans.

Lu AA34893 was selected as a development candidate based on its convincing effect in preclinical animal models suggesting a potential to improve the treatment of depression and anxiety disorders. For a number of years, Lundbeck has focused its research on characterising the particularly favourable effect demonstrated by Cipralex® in animals as well as in humans. This work has led to an increased understanding of the biology involved in depression and anxiety disorders, an understanding we have applied in the selection of Lu AA34893 and which has led to patent filings. The mechanism of action for Lu AA34893 incorporates a number of monoaminergic systems and includes allosteric effects. Thus, the compound has a profile that is superior to all known antidepressants.

"It is important for Lundbeck's research to discover new compounds that may improve the treatment and satisfy the unmet medical needs that currently exist in the treatment of depression and anxiety disorders. Lu AA34893 is a new generation of antidepressants for which preclinical research has demonstrated a superior antidepressant effect compared to Cipralex®," says Peter Høngaard Andersen, Head of Research at Lundbeck. He continues: "We are very pleased that the applied efforts of our scientists have now advanced Lu AA34893 to the clinical development."

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL
PROCESSING
RECEIVED
APR 1 4 2006
WASH, D.C.
209
SECTION

Meddelelse nr. 207

27. marts 2006

Ny lægemiddelkandidat i Lundbecks udviklingsportefølje

Lundbeck har igangsat kliniske fase I-undersøgelser med lægemiddel-kandidaten Lu AA34893 for at undersøge stoffets tolerabilitet og farmakokinetiske profil i mennesker.

Lu AA34893 er udvalgt som udviklingskandidat på baggrund af stoffets overbevisende effekt i prækliniske dyremodeller og har i disse modeller vist potentiale til at forbedre behandlingen af depression og angstlidelser.

Lundbecks forskning har i en årrække koncentreret sig om at karakterisere den særligt gunstige virkning som Cipralex® udviser i såvel dyr som mennesker. Dette arbejde har ført til en øget forståelse af biologien ved depression og angstlidelser; en forståelse, som er anvendt i udvælgelsen af Lu AA34893, og som har ført til indsendelse af patentansøgninger. Virkningsmekanismen for Lu AA34893 inddrager en række monoaminerge systemer og inkluderer allosteriske effekter. Profilen er hermed forbedret i forhold til alle kendte antidepressiva.

"Det er vigtigt for Lundbecks forskning at frembringe nye stoffer, som kan forbedre behandlingen og afhjælpe de udækkede medicinske behov, der i dag findes i behandlingen af depression og angstlidelser. Lu AA34893 er en ny generation af antidepressiva, som i præklinisk forskning har vist en endnu bedre antidepressiv virkning end Cipralex®", udtaler Lundbecks forskningsdirektør Peter Høngaard Andersen og fortsætter: "Vi er stolte af, at vores forskeres målrettede indsats nu har ført Lu AA34893 til klinisk udvikling."

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH DC 209 SECTION

Release No 208

27 March 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	11,917,381	135.1289	1,610,382,353
17 March 2006	161,130	132.5755	21,361,886
20 March 2006	162,791	131.6064	21,424,341
21 March 2006	165,449	130.5625	21,601,439
22 March 2006	-	-	-
23 March 2006	186,047	134.1622	24,960,479
24 March 2006	190,365	130.7415	24,888,606
27 March 2006	1,329	131.1986	174,363
Accumulated under the program	12,784,492	134.9129	1,724,793,467



Following the above buyback Lundbeck owns a total of 15,067,257 own shares at a nominal value of DKK 5, equal to 6.63% of the total number of 227,255,423 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
SECTION

Meddelelse nr. 208

27. marts 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	11.917.381	135,1289	1.610.382.353
17. marts 2006	161.130	132,5755	21.361.886
20. marts 2006	162.791	131,6064	21.424.341
21. marts 2006	165.449	130,5625	21.601.439
22. marts 2006	-	-	-
23. marts 2006	186.047	134,1622	24.960.479
24. marts 2006	190.365	130,7415	24.888.606
27. marts 2006	1.329	131,1986	174.363
Akkumuleret under programmet	12.784.492	134,9129	1.724.793.467

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Efter ovenstående tilbagekøb ejer Lundbeck i alt 15.067.257 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 6,63% af det samlede antal på 227.255.423 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 209

30 March 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 30 March 2006 file an increase of its share capital by DKK 30,000, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,307,115 divided into 227,261,423 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2005 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 16 March 2006 and closed on 27 March 2006. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 30 March 2006. The first filing was made 22 March 2006, see release no. 206 of 21 March 2006.

The share capital has been increased by DKK 199,850 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 1.6 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2006.



Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact
Caroline Broge
Media Relations Manager
+45 36 43 26 38

Investor contact
Jacob Tolstrup
Investor Relations Manager
+45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

Meddelelse nr. 209

30. marts 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 30. marts 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 30.000 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.307.115 svarende til 227.261.423 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2005 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 16. marts – 27. marts 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 30. marts 2006. Den første registrering blev foretaget den 22. marts 2006, se meddelelse nr. 206 af 21. marts 2006.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 199.850 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 1,6 % af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com